CERTIFICATE OF AUTHOR

I, G. David Keller, P.Geo., do hereby certify that:

1.	I am currently employed as a Principal Resource Geologist by:

SRK Consulting (Canada) Inc.
Suite 2100 - 25 Adelaide Street East
Toronto, ON M5C 3A1 Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of the University of Alberta (1986) with a B.Sc. degree in Geology. I have practiced in the fields of exploration, mine geology and resource estimation in my profession continuously since my graduation in 1986.

4.	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1235).

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I have personally inspected the Bellekeno property and surrounding areas on March 22 and 23, 2005; August 30 to September 6, 2007; and from August 5 to 7, 2009.

8.	The sections of the technical report for which I am responsible are Sections 17.3.4 and 17.3.7.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.

I have previously reviewed the Keno Hill project, including Bellekeno, in March 2005 to assist Alexco Resource Corp. in presenting a qualifying bid for the tender of the project. I was a certifying qualified person in respect of a technical report entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada” and dated January 28, 2008, and also in respect of a technical report entitled “Bellekeno Preliminary Economic Assessment Technical Report” and dated June 30, 2008.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.
“signed and sealed”
G. David Keller, P.Geo.
SRK Consulting (Canada) Inc.